UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report: **May 22, 2006**
(Date of earliest event reported)

HEARTLAND, INC.

(Exact name of registrant as specified in its charter)

Maryland	**000-27045**	**36-4286069**
--------------------------------	--------------------------------	--
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

25 Mound Park Drive
Springboro, Ohio 45066
(Address of principal executive offices) (Zip Code)

(763) 557-2900
(Registrant's telephone no., including area code)

3300 Fernbrook Lane, Suite 180
Plymouth, Minnesota 55447

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

At a Special Meeting of the Board of Directors of the Registrant held this 22nd day of May, 2006 the Registrant appointed Thomas C. Miller as its President and Chief Executive Officer replacing Trenton Sommerville who remains as Chairman of the Board of Directors and appointed Mr. Miller to its Board of Directors. In addition, the Registrant appointed Jerry Gruenbaum, a member of the Board of Directors, as its interim Chief Financial Officer. The current Board of Directors consists of Trenton Sommerville as its Chairman who joined the Board in 2003, Jerry Gruenbaum who joined the Board in 2003, Dr. Kenneth B. Farris who joined the Board in 2003 and Thomas C. Miller who joins the Board as of today.

Mr. Miller who is 50 years old, has been with the Registrant since 2003 when it acquired Mound Technologies, Inc., located at our corporate headquarters in Springboro, Ohio. Mound is actively involved in the fabricated metals industry. Mr. Miller graduated from Ohio State University with a Bachelor of Science degree in Civil Engineering in 1978 and continued his education at the University of Dayton where he received a Master of Business Administration degree in 1983. He is a registered engineer in the state of Ohio. Mr. Miller started on the shop floor at Mound Steel Corporation as a welder. He spent time working in the engineering and sales department before becoming Vice President of Sales and Quality in 1986. Tom became President of Mound Steel Corporation in 1990. The additional title of Chief Executive was added to his responsibilities in 2001. In November of 2002, Mr. Miller became Chief Executive officer of Mound Technologies, Inc. In 1988 he was elected to the Lebanon City Council. He was re-elected in 1992 and served as Vice Mayor during that time period. Mr. Miller has served on various local boards including the Middletown Regional Hospital Foundation, Dan Beard Council of Boy Scouts of America, and the Warren County Business Advisory Council. In addition to his new position as President and Chief Executive Officer of the Registrant, Mr. Miller will continue as President of the Registrant's subsidiary Mound Technologies, Inc.

Mr. Gruenbaum who is 50 years old, has been with the Registrant since 2001 when it was International Wireless, Inc., is our current Corporate Secretary, in-house Counsel, and member of our Board of Directors. He was elected to our board on November 12, 2003. He has been admitted to practice law since 1979 and is a licensed attorney in various states including the State of Connecticut where he maintains his practice as a member of SEC Attorneys, LLC, specializing in Securities Law, Mergers and Acquisitions, Corporate Law, Tax Law, International Law and Franchise Law. He is the CEO of a licensed brokerage firm in Westport, Connecticut where he maintains a Series 7, 24, 27 63 and 65 licenses. He is a former President and Chairman of the Board of Directors of a multinational publicly-traded company with operations in Hong Kong and the Netherlands. He previously worked for the tax departments for Peat Marwick Mitchell & Co. (now KPMG Peat Marwick LLP) and Arthur Anderson & Co. He has served as Compliance Director for CIGNA Securities, a division of CIGNA Insurance. He has lectured and taught at various Universities throughout the United States in the areas of Industrial and financial Accounting, taxation, business law, and investments. Mr. Gruenbaum graduated with a B.S. degree from Brooklyn College - C.U.N.Y. Brooklyn, New York; has a M.S. degree in Accounting from Northeastern University Graduate School of Professional Accounting, Boston, Massachusetts; has a J.D. degree from Western New England College School of Law, Springfield, Massachusetts; and an LL.M. in Tax Law from the University of Miami School of Law, Coral Gables, Florida. Mr. Gruenbaum will remain as the Registrant's Chief Financial Officer until a suitable replacement is appointed.

SECTION 8 – OTHER EVENTS

Item 8.01   Other Events.

At a Special Meeting of the Board of Directors of the Registrant held this 22nd day of May, 2006 the Registrant changed its corporate headquarters from 3300 Fernbrook Lane, Suite 180, Plymouth, Minnesota to 25 Mound Park Drive, Springboro, Ohio where the Registrant's subsidiary Mound Technologies, Inc. and its new President and Chief Executive Officer are located.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


HEARTLAND, INC.
(Registrant)


Date: May 22, 2006   By: /s/ THOMAS C. MILLER
                                                                          Thomas C. Miller
                                                                          Chief Executive Officer
                                                                          (Duly Authorized Officer)

Date: May 22, 2006   By: /s/ JERRY GRUENBAUM
                                                                          Jerry Gruenbaum
                                                                          Secretary and Interim
                                                                          Chief Financial Officer
                                                                          (Principal Financial
                                                                          and Accounting Officer)